Our Pipeline

CARVYKTI® (ciltacabtagene autoleucel) Ciltacabtagene Autoleucel Clinical Studies

	PHASE 1	PHASE 2			PHASE 3		
BCMA-directed Autologous Therapy	**LEGEND-2†** RRMM NCT03090659	**CARTIFAN-1*** RRMM NCT03758417	**CARTITUDE-1*** RRMM NCT03548207	**CARTITUDE-2*** MM NCT04133636	**CARTITUDE-4*** RRMM 1-3 Prior Lines NCT04181827	**CARTITUDE-5*** NDMM Transplant Not Intended NCT04923893	**CARTITUDE-6*** NDMM Transplant Eligible NCT05257083

Johnson&Johnson (CARTIFAN-1 through CARTITUDE-6)

Additional Pipeline Assets

	PRECLINICAL	PHASE 1					
Autologous Therapies		**AUTOIMMUNE†** (CD19 X CD20 X CD22)	**NHL†/ALL†** (CD19 X CD20 X CD22)	**MM†** (CD19 X GPRC5D), (GPRC5D)	**COLORECTAL†** (GCC)	**SCLC & LCNEC‡#** (DLL3) NOVARTIS	**GASTRIC & PANCREATIC‡** (CLAUDIN 18.2)
Allogeneic Therapies	**AUTOIMMUNE** (CD19 X BCMA)	**NHL†** (CD20) CAR-αβ T	**NHL†** (CD19 X CD20) CAR-γδ T	**MM†** (BCMA) CAR-γδ T	**MM†** (BCMA) CAR-NK		

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 investigator-initiated trial. ‡IND applications have been cleared by the U.S. FDA. #Subject to an exclusive license agreement with Novartis Pharma AG.
The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.
INDICATIONS: ALL: acute lymphoblastic leukemia; LCNEC: large cell neuroendocrine carcinoma; MM: multiple myeloma; NDMM: newly diagnosed multiple myeloma; NHL: non-Hodgkin lymphoma; RRMM: relapsed or refractory multiple myeloma; SCLC: small cell lung cancer
TARGETS: BCMA: B-cell maturation antigen; DLL3: delta-like ligand 3; GCC: guanylyl cyclase C; GPRC5D: G-protein coupled receptor, family C, group 5, member D

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LEGEND BIOTECH